Algonquin Power & Utilities Corp. Announces Appointment of Carol Leaman to Its Board of Directors
OAKVILLE, Ontario – March 30, 2021 – Algonquin Power & Utilities Corp. ("AQN" or “Algonquin” or “the Company”) (TSX/NYSE: AQN) announced today the appointment of Carol Leaman to its Board of Directors.
“We are very pleased to continue to expand the skills and diversity of our Board with the addition of Carol, who brings with her a wealth of experience in the entrepreneurial technology space,” said Ken Moore, Chair of the Board of Directors of Algonquin. “Ensuring our Board consists of diverse perspectives and experiences is key to our ongoing success. We expect Carol will be a great asset to the Board and look forward to the contributions she will make.”
Carol Leaman, is President & CEO of Axonify, Inc., a technology leader in developing and providing online training and work process solutions for frontline workers.  Prior to that she was the CEO of PostRank Inc., a developer of social engagement analytics platforms that was sold to Google. Carol is an active member of Canada’s Silicon North technology cluster in the Kitchener-Waterloo region and has been CEO of several technology and software start-up companies.  She is the 2017 recipient of the Profit 500 Award for Canada’s Leading Female Entrepreneur and an advisor to several Canadian high-tech firms.
Ms. Leaman will serve as a Director for a term expiring at the Company's 2021 annual meeting of shareholders when she will stand for election by shareholders.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $13 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada.  AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 3 GW of installed capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
All amounts are shown in United States dollars ("U.S. $" or "$"), unless otherwise noted.

Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “anticipates”, “may” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include but are not limited to statements regarding the expected future contributions of the newly appointed Board member. Since forward-looking statements relate to future events and conditions, by their very nature they rely upon assumptions and involve inherent risks and uncertainties. Algonquin cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the Annual Management Discussion and Analysis and in AQN’s Annual Information Form for the year ended December 31, 2020, each filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500